UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100) (Amendment No. 4)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Response Biomedical Corp.

(Name of Issuer)

Response Biomedical Corp.

Samuel D. Isaly

1077801 B.C. Ltd.

Orbimed Asia Partners, L.P

Orbimed Private Investments III, LP
Orbimed Associates III, L.P.

OrbiMed Advisors LLC

OrbiMed Advisors Limited
Shanghai Runda Medical Technology Co., Ltd.

(Names of Persons Filing Statement)

Common Stock Without Par Value
(Title of Class of Securities)

76123L303
(CUSIP Number of Class of Securities)

Barbara R. Kinnaird Response Biomedical Corp. 1781 – 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2 Telephone: (604) 456-6010 Facsimile: (604) 456-6066

Samuel D. Isaly

1077801 B.C. Ltd.

Orbimed Asia Partners, L.P.

Orbimed Private Investments III, LP

Orbimed Associates III, L.P.

OrbiMed Advisors LLC

OrbiMed Advisors Limited

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Liu Hui

Shanghai Runda Medical Technology Co., Ltd.

Room D-I, 15/F

Orient International Science & Technology Mansion

58 Xiangcheng Rd., Pudong District, Shanghai

Post: 200122, People’s Republic of China

Telephone: +86(21) 5109 6821

Facsimile: +86(21) 5081 7909

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Martin J. Waters Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 Telephone: (858) 350-2300 Facsimile: (858) 350-2399	Steve McKeon Blake, Cassels & Graydon LLP 595 Burrard Street, P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, BC, Canada V7X 1L3 Telephone: (604) 631-3300 Facsimile: (604) 631-3309	Curtis Cusinato Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, ON, Canada M5L 1B9 Telephone: (416) 869-5221 Facsimile: (416) 947-0866

This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,262,954	$329

*

In accordance with Exchange Act Rule 0-11(c), the filing fee of US $329 was determined by multiplying .0001007 by the aggregate Arrangement Consideration of US $3,262,954. The aggregate Arrangement Consideration was calculated based on the sum of 3,344,822 outstanding shares of Common Stock as of June 22, 2016 to be acquired pursuant to the Arrangement, and the 162,484 shares of common stock subject to restricted stock units and deferred stock units multiplied by the US $0.87 per share Arrangement Consideration and adding the foregoing sum to US $211,598 (the amount of stock-based compensation that may be issued prior to the closing of the merger), which is the product obtained by multiplying 708,526, representing the number of outstanding employee stock options, by approximately US $0.30, representing the per share merger consideration of US $0.87 less the approximately US $0.58 weighted average exercise price of the outstanding employee stock options. A filing fee of US $474 was previously paid in connection with the filing of a Schedule 14A related to the transaction on June 24, 2016.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $473.91	Filing Party: Response Biomedical Corp.
Form or Registration No.: Schedule 14A	Date Filed: June 24, 2016

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) Response Biomedical Corp. (the “Company”), a British Columbia, Canada corporation and the issuer of the shares of common stock, without par value, that are subject to the Rule 13e-3 transaction; (ii) 1077801 B.C. Ltd. (the “Purchaser”); (iii) OrbiMed Asia Partners, L.P.; (iv) OrbiMed Private Investments III, LP; (v) OrbiMed Associates III, LP; (vi) OrbiMed Advisors LLC, (vii) OrbiMed Advisors Limited, (viii) Samuel D. Isaly, and (ix) Shanghai Runda Medical Technology Co., Ltd. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Rule 13E-3 Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Final Amendment was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Final Amendment was supplied by such filing person.

Item 15. Additional Information.

 The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 16, 2016, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve a proposal to approve the Arrangement Agreement, dated as of June 15, 2016, by and among the Company and the Purchaser (the “Arrangement Agreement”) and the consummation of the statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which the Purchaser would acquire all of the issued and outstanding common stock of the Company (the “Arrangement”).

On September 19, 2016, the Supreme Court of British Columbia approved the Arrangement.

On November 29, 2016, the Company consummated the Arrangement pursuant to the terms of the Arrangement Agreement and the Company became a wholly-owned subsidiary of the Purchaser. At the effective time of the Arrangement (the “Effective Time”), each share of the Company’s common stock, without par value per share, issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, was converted into the right to receive CDN $1.12 in cash, without interest and less any applicable withholding taxes. Each restricted share unit (“RSUs”) and deferred share unit (“DSUs”) outstanding immediately prior to the Effective Time was converted into a share of the Company’s common stock, which, other than certain excluded shares, were then converted into the right to receive CDN $1.12 per common share underlying such RSUs and DSUs. Additionally, each option to purchase shares of Company common stock outstanding immediately prior to the Effective Time, was deemed vested and exchanged for an amount of cash consideration equal to the difference of CDN $1.12 per share and the exercise price per share pursuant to each such option, multiplied by the number of common shares issuable pursuant to such option.

As a result of the Arrangement, the Company’s common stock has ceased to trade on the Toronto Stock Exchange and from quotation on the OTC market.  The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

In addition, on November 29, 2016, the Company issued a press release announcing the consummation of the Arrangement and such press release is filed as Exhibit (a)(7) hereto.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)

Definitive Proxy Statement of Response Biomedical Corp. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 11, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated June 16, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2016 and incorporated herein by reference).
(a)(6)	Press Release dated September 19, 2016 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed September 20, 2016 and incorporated herein by reference).
(a)(7)	Press Release dated November 29, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 30, 2016 and incorporated herein by reference).
(c)(1)	Opinion of Bloom Burton & Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation, dated June 6, 2016, of Bloom Burton & Co., Ltd. to the Special Committee.*
(d)(1)	Arrangement Agreement, dated June 16, 2016, among the Company and 1077801 B.C. Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Form of Voting and Support Agreement, dated as of June 16, 2016, by and among 1077801 B.C. Ltd., and the officers and directors of Response Biomedical Corporation.*
(d)(3)	Form of Rollover Letter.*
(d)(4)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).

* Previously filed on June 27, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016

RESPONSE BIOMEDICAL CORP.

By:	/s/ Barbara R. Kinnaird
Name:	Barbara R. Kinnaird
Title:	Chief Executive Officer

1077801 B.C. LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Director

ORBIMED ASIA PARTNERS, L.P.

By:	OrbiMed Asia GP, L.P., its General Partner

By:	OrbiMed Advisors Limited, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Director

ORBIMED PRIVATE INVESTMENTS III, LP

By:	OrbiMed Capital GP III LLC, its General Partner

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ASSOCIATES III, L.P.

By:	OrbiMed Advisors LLC, its General Partner

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LLC

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Managing Member

ORBIMED ADVISORS LIMITED

By:	/s/ Samuel Isaly
Name:	Samuel Isaly
Title:	Director

/s/ Samuel Isaly
Samuel Isaly

SHANGHAI RUNDA MEDICAL TECHNOLOGY CO., LTD.

By:	/s/ Liu Hui
Name:	Liu Hui
Title:	Chairman

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)

Definitive Proxy Statement of Response Biomedical Corp. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 11, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated June 16, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 20, 2016 and incorporated herein by reference).
(a)(6)	Press Release dated September 19, 2016 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed September 20, 2016 and incorporated herein by reference).
(a)(7)	Press Release dated November 29, 2016 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 30, 2016 and incorporated herein by reference).
(c)(1)	Opinion of Bloom Burton & Co., Ltd. dated June 15, 2016 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation, dated June 6, 2016, of Bloom Burton & Co., Ltd. to the Special Committee.*
(d)(1)	Arrangement Agreement, dated June 16, 2016, among the Company and 1077801 B.C. Ltd. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Form of Voting and Support Agreement, dated as of June 16, 2016, by and among 1077801 B.C. Ltd., and the officers and directors of Response Biomedical Corporation.*
(d)(3)	Form of Rollover Letter.*
(d)(4)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).

*Previously filed on June 27, 2016